SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Dissident shareholder right to withdraw

Rio de Janeiro, November 13 2007 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the São Paulo Stock Exchange (BOVESPA) requested PETROBRAS inform the procedures that must be followed by the shareholders who manifested their dissidence, during the company’s Extraordinary General Meeting held on October 29 2007, regarding the decision taken by the majority of the shareholders to approve the acquisition of Suzano Petroquímica S.A.’s shares.

Dissident shareholders who provenly were holders of ordinary shares issued by Petrobras on August 03 2007, the date on which the Relevant Fact regarding the Suzano Petroquímica S.A. (“SZPQ”) acquisition was issued, may exercise their right to withdraw. To do so, they must also prove their status as holders of ordinary shares on the date they exercise such right.

Dissident shareholders must expressly manifest their intent to exercise their right to withdraw no more than 30 days after the minutes of the aforementioned Extraordinary General Meeting are published. Such manifestation must be delivered to the Banco do Brasil S.A., the financial institution that renders the bookkeeping services for the shares Petrobras issues, together with the presentation of the following documents:

a) Standard form provided by the Banco do Brasil S.A., in 3 copies, dully filled-in, with authenticated signature or bank accommodation;
b) If an individual, notarized copies of the person’s Taxpayer’s ID Card, ID Card, and Proof of Address;
c) If a legal entity, notarized copies of the Bylaws / Articles of Incorporation, Corporate Taxpayer’s ID card, and, also, the entity’s legal representatives’ individual Taxpayer’s ID card, ID Card, and proof of address.

Shareholders who do exercise their right to withdraw will have the share value reimbursed, calculated based on the value of Petrobras’ net equity accounting value calculated on December 31 2006, which is R$23.64, per ordinary share. The dissident shareholder may request, together with the reimbursement, a special balance survey, based on the terms of § 2 of article 45 of Law # 6404/76.

The payment of the reimbursement to the shareholders who exercise their right to withdraw will be made up to the fifth business day after the end of the deadline for one to manifest oneself regarding the right to withdraw, via the Banco do Brasil S.A.. ADR holders will be reimbursed via JPMorgan Chase Bank, N.A, Petrobras’ ADR depository bank.

Almir Guilherme Barbassa
Financial and Investor Relations Director
Petróleo Brasileiro S.A. – Petrobras

Av. Republica do Chile, 65 room 2202 B - Centro - Rio de Janeiro - RJ - 20031-912
E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

www.petrobras.com.br/ri/english

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department
E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.